UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 15, 2012
Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

Granot mobile post Hefer
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Further to D. Medical Industries Ltd.'s (the "Company") filing dated July 5, 2011, regarding the engagement of Spring Health Solutions Ltd., a wholly owned subsidiary of the Company, with Dex Medical Inc., a Canadian distributer (the "Distributer"), in a letter of intent for the  distribution of Spring™ Universal Infusion Set (the "Infusion Set") in Canada (the "Agreement"), the Company hereby announces that the Distributer has delivered an announcement to the Company on November 13, 2012, which has been read by the Company on November 14, 2012. The Distributer has indicated in the aforementioned announcement, that it wishes to cease from serving as the exclusive distributer of the Infusion Set in Canada, due to a few reasons.

Following the receipt of the aforementioned announcement, the Company's chairman has contacted the Distributer in order to understand the reasons for the announcement. On the conclusion of the aforementioned conversation, the Distributer has notified that it shall announcement and shall announce the Company regarding its decision, as soon as possible. It should be noted that the extent of the sales to Distributer since its appointment as the Company's distributer has been relatively small.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ David Schwartz —————————————— David Schwartz, Chairman